Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES

REVERSE SHARE SPLIT CONFIRMATION

Tel Aviv, Israel, June 20, 2016, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that following the approval of the Company's shareholders, on March 31, 2016, the one-for-ten reverse split of the Company's ordinary shares will become effective and that the shares will commence trading on a reverse split-adjusted basis upon the open of trading on the NASDAQ Global Select Market on Monday, June 27, 2016. With respect to the Tel Aviv Stock Exchange, the shares will commence trading on a reverse split-adjusted basis upon the open of trading on Sunday, June 26, 2016.

The record date for determining which holders of the Company’s ordinary shares will have their holdings adjusted as a result of the Reverse Share Split will be the close of business on Friday, June 24, 2016.

The reverse share split is intended to increase the per share trading price of the Company's ordinary shares to satisfy the $1.00 minimum bid price requirement for continued listing on the NASDAQ Global Select Market. As a result of the reverse stock split, every 10 ordinary shares issued and outstanding at the effective time will automatically be combined into one issued and outstanding ordinary share. In lieu of issuing fractional shares, any fractional share that would have resulted from the reverse share split will be rounded up or down to the nearest whole share and a half-share will be rounded down.

As part of the reverse share split and pursuant to the approval of the Company's shareholders, on March 31, 2016 the Company's Memorandum and Articles of Association will be amended to reduce the Company's authorized share capital from 35,000,000 ordinary shares, no par value, to 3,500,000 ordinary shares, no par value.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel Complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048
Fax: +972-3-608-6050
ron@elbitimaging.com

Elbit Imaging Ltd.

Tel: +972-3-608-6000 Fax: +972-3-608-6050